UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41794

Aris Mining Corporation

(Translation of registrant’s name into English)

SUITE 2400 - 1021 WEST HASTINGS ST., VANCOUVER, BC, CANADA V6E 0C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIS MINING CORPORATION

By:	(s) Ashley Baker
Ashley Baker
General Counsel and Corporate Secretary

Date: December 5, 2025

EXHIBIT INDEX

See the Exhibits listed below.

Exhibit Number	Description

99.1	Material Change Report dated November 28, 2025

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 25, 2024 (File No. 333-282330).